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                              October 12, 2022

       Michael Davidson, M.D.
       Chief Executive Officer
       NewAmsterdam Pharma Company B.V.*
       Gooimeer 2-35
       1411 DC Naarden
       The Netherlands

                                                        Re: NewAmsterdam Pharma
Company B.V.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed October 3,
2022
                                                            File No. 333-266510

       Dear Michael Davidson:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information you provide in response to the following comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27,
       2022 letter.

       Amendment No. 2 to Registration Statement on Form F-4

       Q: What are the U.S. federal income tax consequences to me of the Merger? , page 25

   1. We note your response to prior comment 1 and revised disclosure. We further note that your disclosure
continues to state that the parties "intend" that the Merger qualify as a transaction described
under Section 351 of the Code and as a reorganization within the meaning of Section 368
of the Code, both within this section and throughout the
                                                        prospectus. As such,
your disclosure makes representations as to probable material tax consequences.
 Michael Davidson, M.D.
NewAmsterdam Pharma Company B.V.*
October 12, 2022
Page 2
      However, your disclosure throughout the prospectus indicates that counsel expresses no opinion as to whether the Merger qualifies as a transaction described under Section 351 of the Code or whether the Merger qualifies as a "reorganization" under
Section 368 of the
      Code. To the extent counsel is unable to opine on the tax consequences of the Merger, please revise your disclosure to avoid making representations as to probable material tax consequences.
       You may contact Julie Sherman at 202-551-3640 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Alan Campbell at 202-551-4224 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Davidson, M.D.
                                               Division of Corporation Finance
Comapany NameNewAmsterdam Pharma Company B.V.*
                                               Office of Life Sciences
October 12, 2022 Page 2
cc:       Kerry S. Burke, Esq.
FirstName LastName